Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-177307

April 23, 2014

PepsiCo, Inc.

1.750% Senior Notes due 2021

2.625% Senior Notes due 2026

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P)	A1 / A- (Stable / Stable outlook)

Trade Date:	April 23, 2014

Settlement Date (T+3):	April 28, 2014

Title of Securities:	1.750% Senior Notes due 2021	2.625% Senior Notes due 2026

Aggregate Principal Amount Offered:	€500,000,000	€500,000,000

Maturity Date:	April 28, 2021	April 28, 2026

Interest Payment Dates:	Annually on each April 28, commencing on April 28, 2015.	Annually on each April 28, commencing on April 28, 2015.

Benchmark Bund:	DBR 2.500% due January 4, 2021	DBR 1.750% due February 15, 2024

Benchmark Bund Yield:	0.943%	1.537%

Spread to Benchmark Bund:	+88.2 bps	+114.4 bps

Mid-Swap Yield:	1.325%	1.981%

Spread to Mid-Swap:	+50 bps	+70 bps

Coupon:	1.750%	2.625%

Price to Public (Issue Price):	99.511%	99.432%

Redemption for Tax Reasons:

The Company may offer to redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

Redemption Provisions:

Prior to January 28, 2021, the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon (exclusive of interest accrued to the date of redemption)

Prior to January 28, 2026, the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon (exclusive of interest accrued to the date of redemption)

discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 13 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after January 28, 2021 (3 months prior to the maturity date of the notes), at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a German government bond whose maturity is closest to the maturity of the notes to be redeemed, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed,

discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 17 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after January 28, 2026 (3 months prior to the maturity date of the notes), at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a German government bond whose maturity is closest to the maturity of the notes to be redeemed, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed,

the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.

the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.

CUSIP/ISIN/Common Code:	713448 CN6 / XS1061697568 / 106169756	713448 CP1 / XS1061714165 / 106171416

Currency of Payment:

All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If, on or after the issuance of the notes, the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the Company or so used.

Additional Amounts:

The Company will, subject to certain exceptions and limitations, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by the Company of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes to be then due and payable.

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.

Minimum Denomination:	€100,000 and integral multiples of €1,000

Joint Bookrunners:	BNP Paribas Deutsche Bank AG, London Branch HSBC Bank plc

Co-Managers:	ANZ Securities, Inc. Banco Bilbao Vizcaya Argentaria, S.A. BNY Mellon Capital Markets, LLC Mizuho International plc The Toronto-Dominion Bank

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas at 1-800-854-5674 (toll-free), Deutsche Bank AG, London Branch at 1-800-503-4611 (toll-free) or HSBC Bank plc at +44 20 7991 8888 (toll-free).

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